SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No: ______)

                                 RAG SHOPS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    750624108
                                 (CUSIP Number)

                              Steven E. Gross, Esq.
                Sills Cummis Radin Tischman Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 28, 2003
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D

CUSIP NO. 750624108                                            Page 2 of 5 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Stanley Berenzweig
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
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               7    SOLE VOTING POWER

                    1,134,907
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,066,942
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,134,907
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,066,942
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,201,849
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages
                                  Schedule 13D

Item 1. Security and Issuer.

      This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Rag Shops, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"). The address of the principal executive office of the Company is 111 Wagaraw Road, Hawthorne, New Jersey 07506.

Item 2. Identity and Background.

      (a, b, c and f) This Statement is being filed by Stanley Berenzweig, a U.S. citizen ("Berenzweig"). Berenzweig's business address is c/o Rag Shops, Inc., 111 Wagaraw Road, Hawthorne, New Jersey 07506. Berenzweig is the Co-Founder, Chairman of the Board and Chief Executive Officer of the Company.

      (d and e) During the last five years, Berenzweig has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Pursuant to a private placement, Berenzweig acquired 234,675 shares of the Company's Common Stock from Evan Berenzweig, his son and a former officer of the Company, at a per share price of $3.21 using personal funds. Berenzweig paid $200,000 in cash at closing and executed an unsecured promissory note to Evan Berenzweig for the balance of $554,226.25. The note provides for interest at the rate of 4.25% per annum and matures on March 15, 2008.

Item 4. Purpose of Transactions.

      Berenzweig purchased 234,675 shares of the Company's Common Stock from Evan Berenzweig, his son and formerly Senior Vice President of the Company and currently intends to hold the shares of Common Stock of the Company for investment purposes. Mr. Berenzweig co-founded the Company in 1963 and has been Chairman of the Board since August 1986 and Chief Executive Officer and Director since 1991. Berenzweig does not have any current intention to purchase additional shares of Common Stock. Other than as discussed herein, Berenzweig does not have any plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

                                                               Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

      (a) Berenzweig may be deemed to be the beneficial owner of 2,201,849 shares of Common Stock, representing 45.9% of the outstanding shares of Common Stock. Such shares include 964,042 shares held by Berenzweig's wife and 102,900 shares held by the Doris and Stanley Berenzweig Charitable Foundation, Inc., of which Berenzweig and his wife are trustees.

      (b) Berenzweig may be deemed to have sole voting and dispositive power over 1,134,907 shares of Common Stock.

      (c) None in addition to the transactions described in Item 3.

      (d-e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None

Item 7. Material to be Filed as Exhibits.

      None

                                                               Page 5 of 5 Pages

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of July 28, 2003                        /s/ Stanley Berenzweig
                                                 -------------------------------
                                                 Stanley Berenzweig